EXHIBIT 99.1
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                               Continuation Sheet

                            Explanation of Responses


(1) On February 11, 2003, Maxxim Medical, Inc. (n/k/a Medical Wind Down Holdings I, Inc.) and a number of its affiliates (collectively, "MMI") each filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code with the Bankruptcy Court in the District of Delaware (the "Bankruptcy Court"). In connection with the chapter 11 cases, a dispute arose regarding whether MMI or ACMI Corporation ("ACMI") owned the 3 million common shares of Bovie Medical Corporation (f/k/a An-Con Genetics, Inc.) (the "Bovie Stock"). On May 17, 2004, the Bankruptcy Court signed an order approving the First Amended Chapter 11 Plan for Medical Wind Down Holdings I, Inc., et al. (f/k/a Maxxim Medical Group, Inc., et al.) as Modified (as confirmed, the "Plan"). On May 21, 2004, the Plan was declared effective. Pursuant to the Plan, ACMI is deemed to be the owner of the Bovie Shares. The Plan contains provisions requiring that certain proceeds of sales of Bovie Shares by ACMI be paid to, and that certain Bovie Shares that are not sold be delivered to, the Plan Administrator (as described below) or persons who were creditors of MMI in the chapter 11 cases (or their representatives).

(2) JG Solutions LLC is the Plan Administrator pursuant to the Plan Administration Agreement, dated as of May 21, 2004, by and among Medical Wind Down Holdings II, Inc. (f/k/a Maxxim Medical Group, Inc.) and its affiliated debtors and debtors in possession in the chapter 11 cases, and any successors thereto, including, but not limited to, the Post Effective Date Debtors as defined in the Plan and any successor corporation(s), by reorganization or otherwise and JG Solutions LLC, a Florida limited liability company as the Plan Administrator.